United States securities and exchange commission logo





                            July 28, 2022

       Mark D. Gordon
       Chief Executive Officer
       Odyssey Marine Exploration, Inc.
       205 S. Hoover Blvd.
       Suite 210
       Tampa, FL 33609

                                                        Re: Odyssey Marine
Exploration, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 31,
2022
                                                            File No. 001-31895

       Dear Mr. Gordon:

              We have reviewed your July 18, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 6, 2022 letter.

       Form 10-K/A Filed July 19, 2022

       Item 2. Properties, page 1

   1. We note your response to comment 1. The summary disclosure is required disclosure pursuant to Item 1301
(d) of Regulation S-K. Please disclose the required information for all mineral properties
in which you have an interest, identifying the particular
                                                        information in which
you have yet to obtain.
   2. We note your response to comment 2 and we partially reissue the comment. The amended filing includes 43-101
resource disclosure on pages 4 and 5 and your disclosure on page 1 directs readers to the
NI 43-101 report that was filed as an exhibit to the 10-K filed on
                                                        March 31, 2021.
Considering that you are not filing an S-K 1300 technical report
 Mark D. Gordon
Odyssey Marine Exploration, Inc.
July 28, 2022
Page 2
      summary, please revise to remove all resource disclosure and to eliminate the reference to the 43-101 technical report.
Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2021
Item 9A. Controls and Procedures, page 6

3. We note your revised disclosures in response to prior comments 3 and 4. We note you removed the conclusions of your CEO and CFO regarding the effectiveness of your disclosure controls and procedures and did not include full text of disclosures required by
      Item 9A. Please note that amendments to Exchange Act filings must include the complete text of each item that is amended per Exchange Act Rule 12b-15. Please amend the filing to include the disclosures required by Items 307 and 308 of Regulation S-K. Please ensure to file updated Section 302 and Section 906 certifications from your principal executive officer and principal financial officer as required by Item 601(b)(31) and (32) of
      Regulation S-K.
        You may contact Myra Moosariparambil at 202-551-3796 or Raj Rajan at 202-551-3388
if you have questions regarding comments on the financial statements and related matters.
Please contact John Coleman, Mining Engineer at 202-551-3610 if you have questions about engineering comments. Please contact Craig Arakawa, Branch Chief, at 202-551-3650 with any other questions.



                                                            Sincerely,
FirstName LastNameMark D. Gordon
                                                            Division of
Corporation Finance
Comapany NameOdyssey Marine Exploration, Inc.
                                                            Office of Energy &
Transportation
July 28, 2022 Page 2
cc:       Rebecca William
FirstName LastName